                                                                                               EXHIBIT 12

                                          SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
                                     Computation of Consolidated Ratios of Earnings to Fixed Charges
                                                  (in thousands except ratio data)

                                                                                                  Twelve
                                                                                                  Months
                                                             Year Ended December 31,               Ended
                                                 ----------------------------------------------
                                                 1998      1999      2000      2001      2002     3/31/03
                                                 ----      ----      ----      ----      ----     -------
Earnings:
  Net Income Before Extraordinary Item
    And Cumulative Effect of
    Accounting Changes                         $ 97,994  $ 86,205  $ 72,672  $ 89,367  $ 82,992   $ 85,324
  Plus Federal Income Taxes                      57,506    49,180    12,058    70,121    37,439     38,992
  Plus State Income Taxes                         5,089     6,162     2,538     8,385     5,687      6,719
  Plus Provision for Deferred Income Taxes      (11,909)  (17,347)   14,653   (31,396)   (3,134)     1,348
  Plus Deferred Investment Tax Credits           (4,631)   (4,565)   (4,482)   (4,453)   (4,524)    (4,474)
  Plus Fixed Charges (as below)                  57,084    61,177    62,851    60,503    60,529     62,247
                                               --------  --------  --------  --------  --------   --------
     Total Earnings                            $201,133  $180,812  $160,290  $192,527  $178,989   $190,156

Fixed Charges:
  Interest on Long-term Debt                   $ 39,233  $ 38,380  $ 43,547  $ 41,401  $ 43,011*  $ 47,137
  Interest on Short-term Debt                     8,591    13,800    10,174     9,680     7,776*     5,368
  Distributions on Trust Preferred Securities     8,662     8,662     8,663     8,663     8,662      8,662
  Interest Portion of Financing Leases              598       335      -         -         -          -
  Estimated Interest Element in Lease Rentals      -         -          467       759     1,080      1,080
                                               --------  --------  --------  --------  --------   --------
     Total Fixed Charges                       $ 57,084  $ 61,177  $ 62,851  $ 60,503  $ 60,529   $ 62,247

Ratio of Earnings to Fixed Charges                 3.52      2.95      2.55      3.18      2.9        3.05


* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.
